Exhibit 23.3

INDEPENDENT AUDITORS' CONSENT

        We consent to the incorporation by reference in this Registration Statement of dj Orthopedics, Inc. on Form S-3 of our report, (which expresses an unqualified opinion and includes an explanatory paragraph relating to a change in the method of accounting for goodwill and other intangible assets with indefinite lives as required by Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets), dated January 29, 2003, to the financial statements of OrthoLogic Corp. and subsidiaries for the year ended December 31, 2002, and appearing in the Current Report on Form 8-K of dj Orthopedics, Inc. filed on December 3, 2003, incorporated by reference in Registration Statement No. 333-111465 on Form S-3, which is incorporated in this Registration Statement by reference.

/s/ DELOITTE & TOUCHE LLP

Phoenix, Arizona
February 18, 2004